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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67355

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 AND ENDING 12/31/2006
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Evolution Markets Financial Services LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 Bank Street
(No. and Street)

White Plains, NY 10606
(City) (State) (Zip Code)

SEC MAIL RECEIVED PROCESSING APR 25 2007 WASH. D.C. 186 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Saul P. Sarrett 914 323-0207
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Levine & Granet
(Name – *if individual, state last, first, middle name*)

855 Avenue of the Americas New York NY 10001
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 24 2007
THOMSON FINANCIAL

B

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

cm

OATH OR AFFIRMATION

I, Saul P. Sarrett, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Evolution Markets Financial Services LLC, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Compliance Officer, Chief Operating Officer
Title

Notary Public

LEIA CURCURUTO
Notary Public, State of New York
No. 01CU6158744
Qualified in Westchester County
Commission Expires 1/8/2011

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LEVINE & GRANET
CERTIFIED PUBLIC ACCOUNTANTS
855 AVENUE OF THE AMERICAS
NEW YORK, NEW YORK 10001

(212) 594-0065
FAX (212) 594-1977

CLIENT COPY

CARL C. LEVINE, CPA
CURTIS A. GRANET, CPA/PFS
PAUL A. RAPPOPORT, CPA
ROY HOFFMANN, CPA


SEC MAIL PROCESSING
RECEIVED
APR 25 2007
WASH. D.C.
186
SECTION

February 26, 2007

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Evolution Markets Financial Services LLC
Audit Date: December 31, 2006

Gentlemen:

On behalf of the above client, we enclose two copies of the following reports pursuant to the filing requirement of Rule 17a-5 of the Securities and Exchange Commission:

1. Financial Statements and Supplementary Schedule as of December 31, 2006 and Independent Auditor's Supplementary Report on Internal Accounting Control.
2. Statement of Financial Condition (separately bound)

Since a separately bound copy of the Statement of Financial Condition is enclosed, our client requests confidential treatment of the Rule pursuant to Rule 17a-5 (e)(3).

Very truly yours,



Levine & Granet, CPA's

Enclosures

EVOLUTION MARKETS FINANCIAL SERVICES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

EVOLUTION MARKETS FINANCIAL SERVICES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

CONTENTS

Levine & Granet, CPA's

LEVINE & GRANET
CERTIFIED PUBLIC ACCOUNTANTS
855 AVENUE OF THE AMERICAS
NEW YORK, NEW YORK 10001

(212) 594-0065
FAX (212) 594-1977

CARL C. LEVINE, CPA
CURTIS A. GRANET, CPA/PFS
PAUL A. RAPPOPORT, CPA
ROY HOFFMANN, CPA

INDEPENDENT AUDITORS' REPORT

To the Member of
Evolution Markets Financial Services LLC
(a wholly owned subsidiary of Evolution Markets Inc.)

We have audited the accompanying statement of financial condition of Evolution Markets Financial Services LLC (the "Company") as of December 31, 2006. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Evolution Markets Financial Services LLC as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.



Levine & Granet, CPA's
New York, New York
February 22, 2007

EVOLUTION MARKETS FINANCIAL SERVICES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

CURRENT ASSETS		
Cash	$	178,501
TOTAL ASSETS	$	178,501

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts Payable	$	4,036
Accrued Expenses		3,100
Total Liabilities	$	7,136
MEMBER'S EQUITY		171,365
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	178,501

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS STATEMENT

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Evolution Markets Financial Services, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD). The Company was formed under the Limited Liability Company laws of the State of Delaware on March 3, 2005, and is a wholly owned subsidiary of Evolution Markets Inc. (Parent).

The Company is a newly licensed (November 13, 2006) broker-dealer organized primarily to conduct investment-banking business.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

A. CASH AND CASH EQUIVALENTS
For the purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, purchased with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

B. CONCENTRATIONS OF CREDIT RISKS
Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash. The Company maintains its cash in one financial institution. At December 31, 2006 approximately $78,500 was in excess of federally insured amounts. It is the Company's policy to review, as necessary, the credit standing of each counter party.

C. USE OF ESTIMATES
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 3 – INCOME TAXES

The Company is recognized as a single member limited liability company ("LLC") by the Internal Revenue Service. As such, it is treated as a disregarded entity and is not subject to income taxes. The Company's income or loss is reportable by its member (Parent), a corporation.

NOTE 4 – RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i).

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $171,365, which was $166,365 in excess of its required net capital of $5,000. The Company's net capital ratio was .04 to 1.

EVOLUTION MARKETS FINANCIAL SERVICES, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2006

(WITH SUPPLEMENTARY INFORMATION)

EVOLUTION MARKETS FINANCIAL SERVICES, LLC
FINANCIAL STATEMENTS
DECEMBER 31, 2006

CONTENTS

Levine & Granet, CPA's

LEVINE & GRANET
CERTIFIED PUBLIC ACCOUNTANTS
855 AVENUE OF THE AMERICAS
NEW YORK, NEW YORK 10001

(212) 594-0065
FAX (212) 594-1977

CARL C. LEVINE, CPA
CURTIS A. GRANET, CPA/PFS
PAUL A. RAPPOPORT, CPA
ROY HOFFMANN, CPA

INDEPENDENT AUDITOR'S REPORT

To the Member of
Evolution Markets Financial Services, LLC
(a wholly owned subsidiary of Evolution Markets Inc.)

We have audited the accompanying statement of financial condition of Evolution Markets Financial Services, LLC (a wholly owned subsidiary of Evolution Markets Inc.), as of December 31, 2006 and the related statements of income, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Evolution Markets Financial Services, LLC as of December 31, 2006 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II are presented for purposes of additional analysis and is not part of the basic financial statements, but is supplementary information required by Rule 17A-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities and Exchange Commission.


Levine & Granet, CPA's
New York, New York
February 22, 2007

EVOLUTION MARKETS FINANCIAL SERVICES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

CURRENT ASSETS	
Cash	$ 178,501
TOTAL ASSETS	$ 178,501

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts Payable	$	4,036
Accrued Expenses		3,100
Total Liabilities	$	7,136
MEMBER'S EQUITY		171,365
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	178,501

The Accompanying Notes are an Integral Part of this Statement

EVOLUTION MARKETS FINANCIAL SERVICES, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2006

REVENUES	$	-0-
COST OF OPERATIONS:		
Fees and Expenses		1,611
Organizational Expense		141,124
Other Operating Expenses		6,014
Total Operating Expense		(148,749)
NET LOSS	$	(148,749)

The Accompanying Notes are an Integral Part of this Statement

EVOLUTION MARKETS FINANCIAL SERVICES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006

MEMBER'S EQUITY – Beginning of Year	$	160,114
Net Loss		(148,749)
Add: Member's Contribution		160,000
MEMBER'S EQUITY – End of Year	$	171,365

The Accompanying Notes are an Integral Part of this Statement

EVOLUTION MARKETS FINANCIAL SERVICES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Loss		$ (148,749)
Adjustments to reconcile net income to net cash Used for operating activities:		
Organizational Cost	$ 60,321	
Accounts Payable	(7,021)	
Accrued Expenses	600	53,900
NET CASH USED BY OPERATING ACTIVITIES		(94,849)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Member's Contribution		160,000
Net Increase in Cash		65,151
Cash – Beginning of Year		113,350
Cash – End of Year		$ 178,501

Supplemental Disclosures of Cash Flow Information:

None

EVOLUTION MARKETS FINANCIAL SERVICES, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Evolution Markets Financial Services, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD). The Company was formed under the Limited Liability Company laws of the State of Delaware on March 3, 2005, and is a wholly owned subsidiary of Evolution Markets Inc. (Parent).

The Company is a newly licensed (November 13, 2006) broker-dealer organized primarily to conduct investment-banking business.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

A. CASH AND CASH EQUIVALENTS
For the purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, purchased with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

B. CONCENTRATIONS OF CREDIT RISKS
Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash. The Company maintains its cash in one financial institution. At December 31, 2006 approximately $78,500 was in excess of federally insured amounts. It is the Company's policy to review, as necessary, the credit standing of each counter party.

C. USE OF ESTIMATES
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 3 – INCOME TAXES

The Company is recognized as a single member limited liability company ("LLC") by the Internal Revenue Service. As such, it is treated as a disregarded entity and is not subject to income taxes. The Company's income or loss is reportable by its member (Parent), a corporation.

NOTE 4 – RELATED PARTY TRANSACTIONS

Services Agreement

The Company entered into a service agreement with its Parent to grant the Company the right to use a designated portion of office space in addition to receiving the benefit of certain employment related and overhead costs incurred by the Parent company. In return, the Company will pay a servicing fee based upon 3% percent of expenses that the Company designated. The Parent Company waived expenses for 2006 due to the late approval in 2006.

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $171,365, which was $166,365 in excess of its required net capital of $5,000. The Company's net capital ratio was .04 to 1.

RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i).

SUPPLEMENTAL INFORMATION

EVOLUTION MARKETS FINANCIAL SERVICES, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2006

COMPUTATION OF NET CAPITAL

Total Member's Equity	$ 171,365
Deduct member's equity not allowable for net capital	-0-
Total member's equity qualified for net capital	171,365
Total capital and allowable subordinated liabilities	171,365
Deductions:	
Non-allowable assets:	-0-
NET CAPITAL	$ 171,365

See the Accompanying Independent Auditor's Report

EVOLUTION MARKETS FINANCIAL SERVICES, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2006

(Continued)

COMPUTATION OF AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses	$	7,136
Total Aggregate Indebtedness	$	7,136
Ratio: Aggregate indebtedness to net capital		.04 to 1

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of A.I.)	$	892
Minimum dollar net capital requirement		5,000
Minimum net capital requirement		5,000
Excess net capital	$	166,365

See the Accompanying Independent Auditor's Report

EVOLUTION MARKETS FINANCIAL SERVICES, LLC
SCHEDULE II
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

FOR THE YEAR ENDED DECEMBER 31, 2006

The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

LEVINE & GRANET
CERTIFIED PUBLIC ACCOUNTANTS
855 AVENUE OF THE AMERICAS
NEW YORK, NEW YORK 10001

(212) 594-0065
FAX (212) 594-1977

CARL C. LEVINE, CPA
CURTIS A. GRANET, CPA/PFS
PAUL A. RAPPOPORT, CPA
ROY HOFFMANN, CPA

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5

To the Member of
Evolution Markets Financial Services, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Evolution Markets Financial Services, LLC, (the Company), for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is reasonable for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with

management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operations may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Levine & Granet, CPA's
New York, New York
February 22, 2007

END